Exhibit 99.59

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 23, 2019 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that at its annual general and special meeting held on May 23, 2019 (the "Meeting"), all nominees listed in its management information circular dated April 5, 2019 were elected as directors of the Company.

Each of the following six nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Percentage of Votes For	Percentage of Votes Withheld
Amir Adnani	97.83%	2.17%
Garnet Dawson	98.12%	1.88%
Mario Bernardo Garnero	97.93%	2.07%
David Kong	98.06%	1.94%
Gloria Ballesta	97.47%	2.53%
Hon. Herb Dhaliwal	97.69%	2.31%

In addition, at the Meeting, shareholders approved: (i) the appointment of Ernst & Young LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration; (ii) the amendment to the Stock Option Plan of the Company; and (iii) the adoption of the Restricted Share Plan of the Company and the prior grant of 140,000 Restricted Share Rights under the Restricted Share Plan.

A total of 65,421,421 common shares of the Company were voted at the Meeting, representing 47.62% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Chairman

Garnet Dawson, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com